

January 13, 2011

Ross Tannenbaum
Chief Executive Officer
Dreams, Inc.
2 South University Drive
Plantation, FL 33324

>   **Re: Dreams, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed January 11, 2011**
>   **File No. 1-33405**

Dear Mr. Tannenbaum:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K Filed January 11, 2011

1. We note that you have disclosed the date of the report as January 11, 2011. Please tell us the date that Kramer Weisman resigned, declined to stand for re-election, or was dismissed as it appears from your disclosures that this event may have been earlier than Goldstein Schechter Koch commenced service on January 11, 2011, and revise your disclosures to clarify this matter to your investors. Please ensure the date on the cover page represents the date of the earliest event reported, and revise if necessary.

2. Our records show your file number as 001-33405 rather than 000-30310 that appears on the cover page. Please revise to include the correct file number.

3. We note your disclosures in the first paragraph concerning the departure of Mr. Kramer from Kramer Weisman and the resulting dissolution of Kramer Weisman. We also note

your disclosure in the first paragraph that the audit reports and consents previously issued by Kramer Weisman will be reissued by Goldstein Schechter Koch. Given these statements, it is unclear to us how you concluded that you could not provide a letter from your former accountants stating whether they agree with the disclosures in this Form 8-K. Please amend your filing to provide this letter, filed as Exhibit 16, or explain to us in detail your basis for concluding that you are unable to obtain this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief